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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

    Balcor Realty Investors 85 - Series I, A Real Estate Limited Partnership
                           (Name of Subject Company)

                 Walton Street Capital Acquisition Co., L.L.C.
                                    (Bidder)

                         LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)

                              Edward J. Schneidman
                                 John R. Sagan
                              Mayer, Brown & Platt
                            190 South LaSalle Street
                            Chicago, Illinois 60603
                                 (312) 782-0600

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                           CALCULATION OF FILING FEE

================================================================================
Transaction Valuation*                                  Amount of Filing Fee
--------------------------------------------------------------------------------
      $6,884,590                                               $1,377
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*    For purposes of calculating the filing fee only.  This amount assumes the purchase of 37,214 Limited Partnership Interests ("Interests") of the subject company at $185.00 in cash per Interest.
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:

          Form or Registration Number:

          Filing Party:

          Date Filed:
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                               Page 1 of 50 Pages
                       Exhibit Index is located on Page 6
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CUSIP No.:  None                    14D-1                     Page 2 of 50 Pages

1. Name of Reporting Person: Walton Street Capital Acquisition Co., L.L.C. S.S. or I.R.S. Identification Nos. of Above Person: 36-4048971
________________________________________________________________________________

2.   Check the Appropriate Box if a Member of a Group:                 (a)   [ ]
                                                                       (b)   [ ]
________________________________________________________________________________

3.   SEC Use Only:
________________________________________________________________________________

4.   Sources of Funds:  OO
________________________________________________________________________________

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(e) or 2(f):                                                           [ ]
________________________________________________________________________________

6.   Citizenship or Place of Organization:  Delaware
________________________________________________________________________________

7.   Aggregate Amount Beneficially Owned by Each Reporting Person:   0 Interests
________________________________________________________________________________

8.   Check if the Aggregate in Row (7) Excludes Certain Shares:              [ ]
________________________________________________________________________________

9.   Percent of Class Represented by Amount in Row (7):   0.0%
________________________________________________________________________________

10.  Type of Reporting Person:  OO
________________________________________________________________________________





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ITEM 1.   SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject partnership is Balcor Realty Investors 85 - Series I, A Real Estate Limited Partnership, an Illinois limited partnership (the "Partnership"), which has its principal executive offices at 2355 Waukegan Road, Bannockburn, Illinois 60015. Capitalized terms used in this Schedule 14D-1 and not defined herein shall have the meanings set forth in the Offer to Purchase dated November 16, 1995 (the "Offer to Purchase").

     (b) The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Purpose and Effects of the Offer -- Effect on Trading Market and Price Range of the Interests" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(d) and (g) The information set forth in "Introduction" and "Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

     (e) and (f) During the last five years, neither Walton Street Capital Acquisition Co., L.L.C. (the "Purchaser"), nor Neil Bluhm, Ira Schulman, William Abrams and Jeffrey Quicksilver, the managers of the Purchaser (each, a "Manager") nor, to the best of their knowledge, any of the individuals listed in "Certain Information Concerning the Purchaser" of the Offer to Purchase has
(i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in "Certain Information Concerning the Purchaser" and "Background of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (b)-(c)  None.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) The information set forth in "Purpose and Effects of the Offer" and "Future Plans" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b)   None.





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ITEM 7.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO THE SUBJECT COMPANY'S SECURITIES.

     None.

ITEM 8.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Certain Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference. The financial statements set forth in
Schedule I are unaudited.

     This incorporation by reference herein of the above referenced financial information does not constitute an admission that such information is material to a decision by a Limited Partner whether to sell, tender or hold Interests being sought in this tender offer.

ITEM 10.    ADDITIONAL INFORMATION.

     (a) The information set forth in "Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

     (b)-(d) The information set forth in "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (e)  None.

     (f) Reference is hereby made to the Offer to Purchase and the related Letter of Acceptance, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     99.(a)(1)  Offer to Purchase dated November 16, 1995.

     99.(a)(2)  Form of Letter of Acceptance.

     99.(a)(3)  Letter to Limited Partners dated November 16, 1995.

     99.(a)(4)  Guidelines for Certification of Taxpayer Identification Number
                on Substitute Form W-9.

     99.(a)(5)  Form of Summary Advertisement.

     99.(a)(6)  Form of Press Release.

     99.(b)     None.

     99.(c)-(d) None.

     99.(e)-(f) Not Applicable.





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                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 16, 1995.              WALTON STREET CAPITAL ACQUISITION
                                        CO., L.L.C.

                                        By: /s/ NEIL BLUHM
                                           ------------------------------------
                                             Neil Bluhm
                                             Manager


                                        By: /s/ IRA SCHULMAN
                                           ------------------------------------
                                             Ira Schulman
                                             Manager


                                        By: /s/ WILLIAM ABRAMS
                                           ------------------------------------
                                             William Abrams
                                             Manager


                                        By: /s/ JEFFREY QUICKSILVER
                                           ------------------------------------
                                             Jeffrey Quicksilver
                                             Manager

                                 EXHIBIT INDEX


Exhibit        Description
-------        -----------
99.(a)(1)      Offer to Purchase dated November 16, 1995  . . . . . . . . . . . . . . . . . . . . . .
99.(a)(2)      Form of Letter of Acceptance   . . . . . . . . . . . . . . . . . . . . . . . . . . . .
99.(a)(3)      Letter to Limited Partners dated November 16, 1995   . . . . . . . . . . . . . . . . .
99.(a)(4)      Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99.(a)(5)      Form of Summary Advertisement    . . . . . . . . . . . . . . . . . . . . . . . . . . .
99.(a)(6)      Form of Press Release    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
99.(b)         None   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
99.(c)         None   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
99.(d)         None   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
99.(e)         Not applicable   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
99.(f)         Not applicable   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .





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